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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM N-8F

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES



I.     GENERAL IDENTIFYING INFORMATION


1 Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

       [ ] Merger

       [X] Liquidation

       [ ] Abandonment of Registration

       [ ] Election of status as a Business Development Company


2.     Name of fund: CARNEGIE TAX EXEMPT INCOME TRUST


3.     Securities and Exchange Commission File No.: 811-4538


4.     Is this an initial Form N-8F or an amendment to a previously filed Form
       N-8F?

       [X] Initial Application    [ ] Amendment


5. Address of Principal Executive Office (include No. & Street, City. State, Zip Code):

       1100 The Halle Building
       1228 Euclid Avenue
       Cleveland, Ohio 44115


6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

       Jeffrey J. Margulies, Esq.
       Squire, Sanders & Dempsey L.L.P.
       4900 Key Tower
       127 Public Square
       Cleveland, Ohio 44114-1304
       216/479-8750

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7.     Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

       Carnegie Tax Exempt Income Trust, 1100 The Halle Building, 1228 Euclid Avenue, Cleveland, Ohio 44115, telephone: 216/367-4100

       Mellon Trust (fna Boston Safe Deposit and Trust Company), One Cabot Road, Medford, Massachusetts 02155-5141; telephone: 617/382-2623

       First Data Investor Services Group, a division of First Data Corp., 3200 Horizon Drive, King of Prussia, Pennsylvania 19406-0903; telephone:
       508/871-9833

       NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.     Classification of fund (check only one):

       [X] Management company;

       [ ] Unit investment trust; or

       [ ] Face-amount certificate company.


9.     Subclassification if the fund is a management company (check only one):

       [X] Open-end     [ ] Closed-end


10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

       Ohio


11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

       Carnegie Capital Management Company
       1100 The Halle Building
       1228 Euclid Avenue
       Cleveland, Ohio 44115


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

       Carnegie Fund Distributors, Inc.
       1100 The Halle Building
       1228 Euclid Avenue
       Cleveland, Ohio 44115


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13.    If the fund is a unit investment trust ("UIT") provide: NOT APPLICABLE

       (a) Depositor's name(s) and address(es):

       (b) Trustee's name(s) and address(es):


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

       [ ] Yes     [X] No

       If Yes, for each UIT state:
              Name(s):

              File No.: 811-________

              Business Address:


15.    (a)    Did the fund obtain approval from the board of directors
              concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X] Yes     [ ] No

              If Yes, state the date on which the board vote took place: July 27, 1999

              If No, explain:

       (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X] Yes      [ ] No

              If Yes, state the date on which the shareholder vote took place:
              October 4, 1999

              If No explain:


II.  DISTRIBUTIONS TO SHAREHOLDERS:


16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

       [X] Yes      [ ] No

       (a) If Yes, list the date(s) on which the fund made those distributions: November 12, 1999

       (b)    Were the distributions made on the basis of net assets?

              [X] Yes      [ ] No

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       (c)    Were the distributions made pro rata based on share ownership?

              [X]  Yes     [ ]  No

       (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

       (e) Liquidations only: Were any distributions to shareholders made in kind?

              [ ]Yes      [X] No

              If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


17.    Closed-end funds only: NOT APPLICABLE
       Has the fund issued senior securities?

       [ ] Yes      [ ] No

       If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:


18.    Has the fund distributed all of its assets to the fund's shareholders?

       [X] Yes      [ ] No

       If No,

       (a) How many shareholders does the fund have as of the date this form is filed?

       (b) Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

       [ ] Yes      [X] No

       If Yes, describe briefly the plan (if any) for distributing to, or preserving the interests of, those shareholders:


III.  ASSETS AND LIABILITIES


20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

       [ ] Yes      [X] No

       If Yes,
       (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

       (b)    Why has the fund retained the remaining assets?

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       (c)    Will the remaining assets be invested in securities?

              [ ]Yes      [ ] No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       [ ] Yes      [X] No

       If Yes,
       (a)    Describe the type and amount of each debt or other liability:

       (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION


22.    (a)    List the expenses incurred in connection with the Merger or
              Liquidation:

              (i)   Legal expenses:   $9,000

              (ii)  Accounting expenses:  -0-

              (iii) Other expenses (list and identify separately): proxy solicitor - $3,000;
                     printing and postage - $2,700

              (iv)  Total expenses (sum of lines (i) - (iii) above):  $14,700

       (b)    How were those expenses allocated?

              These expenses were allocated among all of the fund's shareholders on a pro rata basis.

       (c)    Who paid those expenses? The fund.

       (d) How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       [ ] Yes      [X] No

       If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.    Is the fund a party to any litigation or administrative proceeding?

       [ ] Yes      [X] No

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       If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:



25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       [ ] Yes      [X] No

       If Yes, describe the nature and extent of those activities:


VI.  MERGERS ONLY NOT APPLICABLE


26.    (a)    State the name of the fund surviving the Merger:

       (b) State the Investment Company Act file number of the fund surviving the Merger: 811-________

       (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

       (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



                                  VERIFICATION


       The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Carnegie Tax Exempt Income Trust, (ii) he is the Treasurer and Secretary of Carnegie Tax Exempt Income Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Date: February 4, 2000
                                    CARNEGIE TAX EXEMPT INCOME TRUST


                                    By /s/ David E. Karam
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                                      David E. Karam, Treasurer and Secretary


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